[redacted]

07027948

LIBERTY INTERNATIONAL

November 7, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Quarterly Report for the period ended 30 September 2007".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

PRESS RELEASE

LIBERTY INTERNATIONAL

6 November 2007

LIBERTY INTERNATIONAL PLC

QUARTERLY REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2007

Attached is the quarterly report for the period ended 30 September 2007:

Sir Robert Finch, Chairman of Liberty International, commented:

"Liberty International is pleased to report further strong results for the third quarter of 2007. Adjusted earnings per share of 26.7p for the nine months ended 30 September 2007 show a 10 per cent increase on the equivalent period in 2006. Adjusted net assets per share of 1369p (equivalent to 1478p adding back notional property acquisition costs deducted from valuations) match the 1385p reported at 30 June 2007 as reduced by the interim dividend of 16.5p paid in the quarter. This outcome vindicates our focus over a long period on highest quality real estate, in particular regional shopping centres. Evidence has remained strong this year that super-prime or prime regional shopping centres, well managed and properly marketed, attract considerable investor interest.

Liberty International has been built over a period of 27 years and now owns an irreplaceable range of top quality assets with a very strong retail focus. The team behind that ownership is one of the strongest in the country with a depth of expertise, knowledge and track record which is unrivalled. This allows us to have every confidence in the prospects for Liberty International and in our ability to extend the group's successful long-term track record. We look forward to the investment opportunities and challenges which a changing market will bring."

6 November 2007

A conference call with analysts and investors will take place at 9.00am on 6 November 2007.

Enquiries:

Liberty International PLC:

Sir Robert Finch	Chairman	+44 (0)20 7960 1273
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

BACKGROUND ON LIBERTY INTERNATIONAL

LIBERTY INTERNATIONAL PLC is one of the UK's largest listed property companies and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and of Capital & Counties, a retail and commercial property investment and development company.

At 30 September 2007, Liberty International held £8.6 billion of total properties of which UK regional shopping centres comprised 75 per cent and retail property in aggregate 87 per cent. Shareholders' funds (diluted, adjusted) amounted to £5.2 billion. Assets of the group under control or joint control amounted to £11.3 billion at that date.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.6 million sq.ft. in aggregate including 8 of the UK's top 21 regional shopping centres with a market value of £6.4 billion at 30 September 2007. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester Arndale. CSC has three major development projects underway or with planning permission in Cardiff, Oxford and Newcastle.

CAPITAL & COUNTIES owned assets of £2.2 billion at 30 September 2007 amounting to 7.4 million sq.ft. in aggregate. Capital & Counties has around £685 million invested in the Covent Garden area including the historic Covent Garden Market, and around £350 million in Central London, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties has acquired 50 per cent of EC&O Venues (Earls Court and Olympia Group) for a sum that valued the assets at approximately £375 million. In addition, Capital & Counties has interests in the USA amounting to around £380 million (2.7 million sq.ft.), predominantly comprising retail assets in California, including the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

HIGHLIGHTS

	Nine months ended 30 September 2007	Nine months ended 30 September 2006	Year ended 31 December 2006
Net rental income	£261m	£246m	£341m
Profit before tax (underlying)*	£96m	£91m	£122m
Profit before tax	£439m	(note 2)	£903m
Profit for the period attributable to equity shareholders (note 1)	£407m	–	£1,564m
Gain on revaluation and sale of investment properties	£192m	–	£587m
Total properties	£8,581m	–	£8,232m
Net debt	£3,390m	–	£3,063m
Net assets (diluted, adjusted)	£5,156m	–	£5,002m
Adjusted earnings per share	26.7p	24.3p	33.9p
Net assets per share (diluted, adjusted)**	1369p	–	1327p

Note 1 Year ended 31 December 2006 included £883 million (net) tax credit from conversion to REIT status

Note 2 Some comparative figures are not available as no property valuation was undertaken at 30 September 2006.

* Before property trading, valuation and exceptional items

** Net assets per share (diluted, adjusted) would increase by 109p per share to 1478p at 30 September 2007(31 December 2006 – by 98p to 1425p) if adjusted for notional acquisition costs amounting to £409 million (31 December 2006 - £370 million).

File No. 82-34722

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES

	Market value		Revaluation surplus		Net rental income		
	31 December 2006 £m	30 September 2007 £m	£m	Increase	30 September 2006 £m	30 September 2007 £m	Increase
UK regional shopping centres							
Lakeside, Thurrock	1,298.6	**1,343.5**	39.9	3.1%			
Braehead, Glasgow	746.1	**753.7**	7.6	1.0%			
MetroCentre, Gateshead (60%)	615.0	**658.7**	24.2	3.8%			
The Harlequin, Watford	523.6	**531.1**	7.4	1.4%			
Victoria Centre, Nottingham	441.1	**464.8**	24.7	5.7%			
Chapelfield, Norwich	354.0	**351.2**	4.6	1.4%			
Cribbs Causeway, Bristol	311.6	**312.1**	0.8	0.2%			
The Potteries, Stoke-on-Trent	307.5	**294.1**	(15.4)	(5.0)%			
The Chimes, Uxbridge	275.0	**273.1**	(2.1)	(0.8)%			
The Glades, Bromley	269.5	**262.9**	(8.9)	(3.1)%			
Like-for-like capital and income	5,142.0	**5,245.2**	82.8	1.6%	159.8	**167.1**	4.6%
Arndale, Manchester	428.3	**448.4**	18.3	4.2%			
Eldon Square, Newcastle upon Tyne	240.1	**268.2**	3.6	1.4%			
St. David's, Cardiff	104.3	**104.8**	0.5	0.5%			
Xscape, Braehead	39.4	**41.3**	(0.5)	(1.4)%			
Like-for-like capital	5,954.1	**6,107.9**	104.7	1.7%	179.8	**193.2**	7.4%
Acquisitions	–	**49.5**	(2.3)	(4.5)%	–	**0.4**	
Redevelopments and developments	193.2	**228.9**	(6.9)	(2.9)%	4.0	**2.8**	
Disposals (MetroCentre (40%))	410.0	–	–	–	13.5	**4.6**	
Total UK regional shopping centres	6,557.3	**6,386.3**	95.5	1.5%	197.3	**201.0**	1.9%
UK non-shopping centre properties							
Like-for-like capital and income	435.4	**452.4**	14.9	3.4%	15.4	**14.8**	(4.1)%
Like-for-like other	470.1	**487.5**	13.6	2.9%	3.3	**15.2**	
Like-for-like capital	905.5	**939.9**	28.5	3.1%	18.7	**30.0**	
Acquisitions	–	**703.0**	(13.7)	(1.9)%	–	**7.3**	
Redevelopments and developments	113.3	**152.6**	0.1	0.1%	3.1	**1.9**	
Disposals	270.7	–	–	–	11.1	**6.2**	
Total UK non-shopping centre properties	1,289.5	**1,795.5**	14.9	0.8%	32.9	**45.4**	37.9%
US properties*							
Like-for-like capital and income	283.2	**298.9**	18.8	6.8%	14.0	**11.6**	(9.1)%
Like-for-like other	70.3	**73.1**	3.4	5.0%	1.6	**2.9**	
Like-for-like capital	353.5	**372.0**	22.2	6.5%	15.6	**14.5**	
Acquisitions	–	**6.6**	(0.2)	(3.3)%	–	–	
Redevelopments and developments	–	–	–	–	0.3	**0.1**	
Disposals	5.7	–	–	–	0.3	**(0.1)**	
Total US properties	359.2	**378.6**	22.0	6.3%	16.2	**14.5**	
Total investment properties	8,206.0	**8,560.4**	132.4	1.6%	246.4	**260.9**	5.9%

*Like-for-like percentage increases are in local currency

File No. 82-34722

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

Property analysis by use and type

	Market value 31 December 2006 £m	Market value 30 September 2007 £m	% of total properties	Revaluation surplus Increase
Regional shopping centres and other retail				
UK regional shopping centres	6,557.3	6,386.3	74.6%	1.5%
UK other retail	781.6	830.4	9.7%	0.6%
US regional shopping centres	123.1	137.0	1.6%	11.3%
US other retail	134.2	131.1	1.5%	3.5%
Total regional shopping centres and other retail	7,596.2	7,484.8	87.4%	1.6%
Office				
UK business space	507.9	595.9	7.0%	3.2%
US business space	67.9	76.6	0.9%	4.5%
Total office	575.8	672.5	7.9%	3.3%
Exhibition				
UK Exhibition	–	369.2	4.3%	(2.2)%
Residential				
US residential	34.0	33.9	0.4%	1.9%
Total investment properties	8,206.0	8,560.4	100.0%	1.6%

Analysis of UK non-shopping centres and US properties by location and type

	Market value 31 December 2006 £m	Market value 30 September 2007 £m	Revaluation surplus 30 September 2007 £m	Revaluation surplus Increase	Net rental income 30 September 2006 £m	Net rental income 30 September 2007 £m
UK non-shopping centre properties						
Capco Covent Garden	491.5	685.0	7.6	1.1%	4.3	18.5
Capco Earls Court	–	369.2	(8.1)	(2.2)%	–	2.5
Capco London (inc. Great Capital Partnership)	323.2	357.4	13.4	3.9%	12.1	10.0
Capco Opportunities	276.1	246.7	4.3	1.8%	10.7	9.3
Capco Urban	198.7	137.2	(2.3)	(1.7)%	5.8	5.1
Total UK non-shopping centre properties	1,289.5	1,795.5	14.9	0.8%	32.9	45.4
US properties						
US retail	257.3	268.1	18.2	7.4%	12.6	10.8
US business space	67.9	76.6	3.2	4.5%	3.6	2.9
US residential	34.0	33.9	0.6	1.9%	–	0.8
Total US properties	359.2	378.6	22.0	6.3%	16.2	14.5
	1,648.7	2,174.1	36.9	1.7%	49.1	59.9

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

UK investment property valuation data

	Market value 30 September 2007 £m	Nominal equivalent yield 31 December 2006	Nominal equivalent yield 30 September 2007	Passing rent 30 September 2007 £m	Net rental income 30 September 2007 £m	ERV 30 September 2007 £m
UK regional shopping centres						
Lakeside, Thurrock	1,343.5	4.65%	4.55%			
Braehead, Glasgow	753.7	4.81%	4.82%			
MetroCentre, Gateshead	658.7	4.75%	4.62%			
The Harlequin, Watford	531.1	4.75%	4.70%			
Victoria Centre, Nottingham	464.8	4.95%	4.85%			
Arndale, Manchester	448.4	4.96%	4.86%			
Chapelfield, Norwich	351.2	5.00%	4.95%			
Cribbs Causeway, Bristol	312.1	4.74%	4.76%			
The Potteries, Stoke-on-Trent	294.1	5.00%	5.25%			
The Chimes, Uxbridge	273.1	5.00%	5.20%			
Eldon Square, Newcastle upon Tyne	268.2	5.20%	5.10%			
The Glades, Bromley	262.9	4.95%	5.25%			
St David's, Cardiff	104.8	5.00%	5.05%			
Xscape, Braehead	41.3	6.04%	5.96%			
Like-for-like capital	6,107.9	4.84%	4.82%	242.3	193.2	303.2
Other	278.4			4.4	7.8	7.8
Total UK regional shopping centres	6,386.3			246.7	201.0	311.0
UK non-shopping centre properties						
Capco Covent Garden	508.7	4.56%	4.54%			
Capco Opportunities	184.6	5.75%	5.60%			
Capco Urban	154.4	4.89%	5.16%			
Capco London	92.2	4.93%	5.11%			
Like-for-like capital	939.9	4.89%	4.94%	42.0	30.0	53.2
Exhibition	369.2			–	2.5	–
Other	486.4			17.7	12.9	31.0
Total UK non-shopping centre properties	1,795.5			59.7	45.4	84.2

File No. 82-34722

CHAIRMAN'S STATEMENT

Introduction

Liberty International is pleased to report further strong results for the third quarter of 2007. Adjusted earnings per share of 26.7p for the nine months ended 30 September 2007 show a 10 per cent increase on the equivalent period in 2006. Adjusted net assets per share of 1369p (equivalent to 1478p adding back notional property acquisition costs deducted from valuations) match the 1385p reported at 30 June 2007 as reduced by the interim dividend of 16.5p paid in the quarter. This outcome vindicates our focus over a long period on highest quality real estate, in particular super-prime or prime regional shopping centres.

We have continued to move rapidly to take advantage of our conversion at the end of 2006 to tax transparent status as a UK real estate investment trust ('REIT'). We have recorded £755 million of disposals this year at an aggregate surplus over book values at 31 December 2006 of £59 million (30 June 2007 - £594 million of disposals at £21 million above book value). These have closely matched additions of £920 million in the nine months, comprising development expenditure and strategic acquisitions in Central London including materially increasing our ownership in Covent Garden, purchases by the Great Capital Partnership and, in the third quarter, the £375 million Earls Court and Olympia transaction.

Investor enthusiasm for the quoted UK property sector has diminished in 2007 as negative sentiment from the US sub-prime mortgage lending market spread across the Atlantic. The third quarter saw torrid conditions in the UK inter-bank sector including the highly-publicised troubles of Northern Rock. While credit market conditions have put upward pressure on lending margins and unsettled UK property investors, one favourable consequence has been a lowering of interest rate expectations. The 10 year UK interest rate swap fell substantially in the quarter from 5.92 per cent at 30 June 2007 to 5.45 per cent at 30 September 2007 and further since then to 5.33 per cent currently. While Liberty International is relatively insensitive to interest rate movements in the short term as our borrowings are mostly long-term fixed-rate, the impact of lower interest rates on the wider UK economy and property market should be beneficial over time.

Property valuations

After several years of buoyant market conditions, the third quarter of 2007 has seen valuers taking a more cautious view of UK property.

Our overall gains for the year on the revaluation and sale of investment properties reduced from £231 million at 30 June 2007 to £192 million at 30 September 2007.

The valuation yields for the majority of CSC's UK regional shopping centres were unchanged in the quarter ended 30 September 2007, but increases for three of the smaller centres moved the overall average slightly upwards from 4.77 per cent at 30 June 2007 to 4.82 per cent at 30 September 2007, effectively the same as applied by the valuers at 31 December 2006. These results confirm the defensive merits of our UK regional shopping centres, with resilient income streams and low volatility in capital values.

Evidence has remained strong this year that super-prime or prime regional shopping centres, well managed and properly marketed, attract considerable investor interest; such centres are noticeably outperforming secondary centres with the gap in valuation yields widening as investors once again begin to factor in the much greater risks of lower quality assets. Furthermore, the yields applied by valuers to prime regional shopping centres continue to look undemanding compared with other prime UK property asset classes.

As an illustration of this point, indicative UK property market valuation yields, as provided by one of our valuers, CB Richard Ellis, are set out below:

	Indicative equivalent yield %		
	31 December 2006	30 June 2007	30 September 2007
Retail			
Prime shops	4.00	4.00	4.25
Prime shopping centres	4.75	4.75	4.75
Secondary shopping centres	5.50	5.75	6.00
Prime retail parks	3.85	3.85	4.00
Offices			
Prime West End of London	3.75	3.50	3.75
Prime City of London	4.25	4.25	4.50

We are confident that Liberty International's concentration on super-prime or prime large-scale and predominantly retail real estate will be advantageous in any overall flight to quality by UK property investors.

Successful property investment requires a long-term perspective and, in the UK, while the indications are that upward pressure on valuation yields has continued since the end of the third quarter, we have many positive factors, including consistent economic growth, investor demand for long-term, stable, income producing and inflation-proofing assets to meet the retirement needs of the UK population, relatively benign long-term interest rates and no material over-supply issues in the real estate industry.

Furthermore, although shareholders buying our shares only pay stamp duty at 0.5 per cent on share transactions, the assumption contained within the valuations is that our assets would be sold individually to purchasers who would pay the full 4 per cent stamp duty land tax applicable to large property transactions and other notional acquisition costs. Adjusting for this factor would increase our net asset value by £409 million, representing 109p per share over and above our published net asset value per share figure of 1369p producing a more realistic number for shareholders of 1478p.

Capital Shopping Centres

CSC's business has continued to perform robustly. Like-for-like growth in net rental income amounted to 4.6 per cent for the nine month period and the occupancy rate continued at the high level of 98.5 per cent. In the year to date, we have recorded 90 tenancy changes, 4.5 per cent of our 2,025 total retail units, increasing the annual rents from these tenancies by £5.2 million.

Asset management initiatives are a constant feature of the business. In particular, the Boardwalk development at Lakeside, Thurrock, of 11 restaurants overlooking the lake and a refurbished cinema, has traded strongly since opening in June 2007, enhancing activity throughout the centre. At MetroCentre, Gateshead, we have, with our partners, GIC, acquired the adjoining 220,000 sq.ft. Metro Retail Park for £82.5 million, increasing our overall ownership to over 2 million sq.ft., and obtained planning permission for the intended upgrade of the Yellow and Blue Quadrants, with a view to continuing our improvement programme, most notably delivered by the successful 370,000 sq.ft. Red Mall extension which opened in Autumn 2004.

CSC's development activities are progressing according to programme with two major projects under way, the 967,500 sq.ft. extension of St David's, Cardiff, opening in Autumn 2009, and the 480,000 sq.ft. retail extension of Eldon Square, Newcastle, where the largest phase opens in Spring 2010. In both cases, we have entered into fixed price construction contracts to ensure control of costs, we have secured anchor tenants and lettings are in line with expectations. We anticipate ample retailer requirements for the attractive and well-configured retail space. The compulsory purchase order inquiry date for the 750,000 sq.ft. Westgate, Oxford, refurbishment and extension has now been fixed for December 2007 and, subject to a satisfactory outcome, we will be in a position to commit to the project in 2008 for an opening in 2011. We are pleased to have satisfied the principal stakeholders that our proposals fit well in this unique and architecturally-sensitive city-centre location.

CSC is a retail property business, not a retailer, and our net rental income growth is more correlated to rent reviews, typically on a five year cycle in the UK, and active asset management initiatives, than short term fluctuations in retail sales. Nevertheless, it is encouraging that UK non-food retail sales, as measured by ONS, have continued to grow steadily with year-on-year growth of 4.1 per cent for the twelve months ended 30 September 2007. Successful retailers are continuing to look to expand and trade from high quality space such as CSC offers.

Capital & Counties

We have continued the dynamic re-alignment of the business of Capital & Counties, with gross assets now increased to £2.2 billion compared with £1.1 billion as recently as 30 June 2006, the last quarter date before last year's major acquisition of the Covent Garden Estate.

Capital & Counties' activities are strongly focussed on Central London with over £1.4 billion invested at 30 September 2007. We continue to regard Central London as a long-term beneficiary of globalisation, with its world-class financial services industry and historical, cultural and residential attractions. Three important investments now form the core of our London holdings. First, the Covent Garden Estate, where we have further consolidated our ownership during the quarter. Covent Garden is now the group's fourth largest investment at £685 million and we are making good progress working closely with stakeholders on the strategic plan for the area. Second, our 50/50 partnership with Great Portland Estates plc, The Great Capital Partnership, which has grown to £660 million, of which some two-thirds is focussed on the Regent Street, London W1, area. Third, Earls Court and Olympia where we moved decisively during the quarter to secure 50 per cent ownership. These globally recognised London landmark venues offer over 1 million sq.ft. of exhibition and conference space with considerable opportunities to intensify use. The £375 million assets of Earls Court and Olympia are fully consolidated at 30 September 2007 reflecting the nature of the ownership arrangements.

Through Capco Urban, our mixed-use development business, the group continues its activities in other important regional locations. Our US activities focussed on California have performed well in 2007 with a 6.5 per cent revaluation gain driven by our flagship shopping centre, Serramonte, in the San Francisco bay area.

Financial position

Liberty International's financial position remains exceptionally strong with a debt to assets ratio of 39 per cent at 30 September 2007 and a long-term debt structure, predominantly on an asset-specific and fixed rate basis and with no significant repayments before 2011. We have around £500 million of unutilised committed borrowing facilities to finance all our development commitments.

Prospects

Liberty International has been built over a period of 27 years and now owns an irreplaceable range of prime regional shopping centres and other real estate holdings with a very strong retail focus. The team behind that ownership is one of the strongest in the country with a depth of expertise, knowledge and track record which is unrivalled. This allows us to have every confidence in the prospects for Liberty International and in our ability to extend the group's successful long-term track record. We look forward to the investment opportunities and challenges which a changing market will bring.

Sir Robert Finch
Chairman
6 November 2007

FINANCIAL REVIEW

Liberty International recorded the following significant transactions in the third quarter of 2007:

- Completion of the acquisition of a 50 per cent interest in the Earls Court and Olympia Group for a net consideration of £54 million.
- Acquisition of the Metro Retail Park through the MetroCentre Partnership for £82.5 million (group's share £49.5 million).
- Acquisition of further properties by The Great Capital Partnership for £140 million (group's share £70 million).
- Acquisition of further properties in Covent Garden for £32 million.
- Property sales realising £161 million at a surplus over 31 December 2006 values of £38 million bringing total sales for the year to date to £755 million at a surplus of £59 million.

Further details are shown in the paragraph "Transactions during the quarter" below.

Results for the period ended 30 September 2007

The results for the 9 months to 30 September 2007 include those of the Earls Court and Olympia Group from the date of completion of the acquisition, 24 July 2007, on the basis of full consolidation as a subsidiary. The share of profits and net assets attributable to the other 50 per cent shareholders are shown under minority interests. This has affected the results in several ways. Firstly, they are not directly comparable with the equivalent period for last year, both because of the inclusion of a new activity and because of the presentation on a consolidated basis. Secondly, the exhibition business is more seasonal than the group's longer-term rental businesses, with the summer months generally producing much less income than in other quarters. The table below shows the revenue results for the period, adjusted for the effect of the Earls Court acquisition. This shows that the results for the rest of the business for the third quarter were broadly in line with those of the second quarter. In addition, and not adjusted in the numbers below, the receipt of a surrender premium of £3 million is reflected in the first quarter's results whereas the subsequent loss of income is borne in the two succeeding quarters. The quarterly trend should therefore be considered in light of the above.

	Quarter ended 30 September 2007 £m	Quarter ended 30 June 2007 £m	Quarter ended 31 March 2007 £m	**Nine months ended 30 September 2007 £m**	Nine months ended 30 September 2006 £m
Profit before tax (underlying) attributable to ordinary shareholders	**28.8**	31.5	35.9	**96.2**	90.9
Add back effect of Earls Court acquisition	**2.5**	–	–	**2.5**	–
Pro forma profit for the period (underlying) attributable to ordinary shareholders	**31.3**	**31.5**	**35.9**	**98.7**	**90.9**
Pro forma adjusted earnings per share	**8.6p**	**9.0p**	**9.8p**	**27.4p**	**24.3p**

The Income Statement for the 9 months to 30 September 2007 shows continuing underlying growth, after adjusting for the Earls Court acquisition, with a 9 per cent increase in underlying profit before tax from £91 million to £99 million, and a 13 per cent increase in adjusted earnings per share. Like-for-like net rental income in the group's UK regional shopping centres increased by 4.6 per cent. Like-for-like non-shopping centre net rental income fell by 4.1 per cent (£0.6 million) in the UK, an improvement over the 6.5 per cent at June, and by 9.1 per cent in the US. The falls reflect planned refurbishment activity, a lease expiry in the UK where the property has been subsequently re-let and a small number of tenant failures. Good progress has been made in securing new tenants or with sales where appropriate.

Valuations

Gains on revaluation and sale of investment properties for the nine months ended 30 September 2007 amounted to £192 million, including £59 million from disposals, (six months ended 30 June 2007, £231 million and £21 million respectively).

Like-for-like percentage gains on revaluation of investment properties since the preceding year end are summarised as follows:

	Nine months ended 30 September 2007	Six months ended 30 June 2007	Year ended 31 December 2006
– UK regional shopping centres	+1.7%	+2.6%	+7.9%
– UK non-shopping centre properties	+3.1%	+3.2%	+13.9%
– USA	+6.5%	+3.7%	+5.8%

The related weighted average nominal equivalent yields were as follows:

	As at 30 September 2007	As at 30 June 2007	As at 31 December 2006
UK regional shopping centres	4.82%	4.77%	4.84%
UK non-shopping centre properties	4.94%	4.95%	4.89%

The percentage valuation gains on UK regional shopping centres reduced marginally in the quarter ended 30 September 2007 with a small increase in the average equivalent yield since 30 June 2007. This increase in yield was confined to a few centres with the majority of yields, principally the yields on the larger centres, unchanged from 30 June 2007. Of the revaluation gain on UK regional shopping centres over the nine month period, two thirds is estimated to have arisen as a result of underlying rental growth.

The small reduction in percentage valuation gains on UK non-shopping centre properties is also largely unrelated to yield shift. Sales during the third quarter generated proceeds of £161 million and a surplus over December 2006 values of £38 million bringing total sales for the year to date to £755 million with a surplus of £59 million. Some substantial valuation gains recognised earlier in the year have been validated and realised through sales in the third quarter. Valuations have absorbed costs related to purchases made during the period.

Revaluation surpluses in the USA increased from 3.7 per cent at 30 June 2007 to 6.5 per cent at 30 September 2007 primarily driven by the retail properties and, in particular, Serramonte which showed an increase of 11.3 per cent for the nine months to 30 September 2007.

Quarter by quarter movements in the gains on revaluation and sale of investment properties are as follows:

	Quarter ended			Nine months ended
	30 September 2007 £m	30 June 2007 £m	31 March 2007 £m	30 September 2007 £m
Gain on revaluation	(77.3)	69.5	140.2	132.4
Gain on sale	38.2	5.0	16.1	59.3
Gains on revaluation and sale of investment properties	(39.1)	74.5	156.3	191.7

Net assets per share

Adjusted net assets per share at 30 September 2007 were effectively unchanged from 30 June 2007 at 1369p (the reported figure of 1385p at 30 June 2007 less the interim dividend of 16.5p paid in the period). This represents a total return for the nine month period of 5.7 per cent, from 1327p at 31 December (after taking into account the final dividend for 2006 of 17.25p and the interim dividend for 2007 of 16.5p paid in 2007).

Financial position

The group raised £161 million from disposals during the quarter and purchased £178 million of investment properties in addition to the £375 million of property acquired through the Earls Court transaction. For the year-to-date, total additions, including development expenditure and the Earls Court properties, amounted to £920 million and proceeds from sales amounted to £755 million. Net debt increased from £3,063 million at 31 December 2006 to £3,390 million at 30 September 2007.

Liberty International's financial ratios, including a debt to assets ratio of 39 per cent at 30 September 2007 (31 December 2006 – 36 per cent), remain robust.

At 30 September 2007 the weighted average maturity of the group's debt was over 6.7 years and the weighted average cost of debt was 5.8% (7 years and 5.7 per cent excluding Earls Court debt). The group had undrawn committed borrowing facilities of £285 million with a further £235 million added since 30 September 2007.

Fair value of debt and financial instruments

Long-term interest rates declined in the third quarter having risen strongly in the first half of the year. The ten year UK interest rate swap, a reasonable proxy for our fixed rate hedging strategy, rose from 5.11 per cent at 31 December 2006 to 5.92 per cent at 30 June 2007, falling back to 5.45 per cent at 30 September 2007. We recorded a surplus of £154 million in the nine months ended 30 September 2007 on revaluation of the derivative financial instruments used to fix our long-term debt. Compared to the surplus at 30 June 2007 of £251 million, this represents a reduction in the quarter of £97 million.

The potential adjustment to net assets per share (diluted, adjusted) arising from the fair value of the group's debt and financial instruments in recent years is shown below:

	10 year £swap %	Fair value adjustment (before tax) £m	Fair value adjustment (before tax) pence per share
31 December 2005	4.51%	(417.4)	(119)p
31 December 2006	5.11%	(240.2)	(64)p
31 March 2007	5.35%	(121.6)	(32)p
30 June 2007	5.92%	47.1	13 p
30 September 2007	5.45%	(41.0)	(11)p

The group's net borrowings at 30 September 2007 amounted to £3,390 million with £549 million of fixed rate debt and the remainder largely fixed by way of derivative financial instruments. Additional hedging was put in place during the quarter and the structure of the group's hedging instruments means that on the fixed element of our borrowings the group has a declining interest rate profile (see table below):

Interest Rate Swap Summary

Effective after	Notional amount £m	Average rate %
1 Year	2,935	5.26
5 Years	2,893	5.11
10 Years	2,425	4.69
15 Years	2,100	4.58
20 Years	2,100	4.58
25 Years	1,700	4.42

Share buy-backs

Liberty International has shareholder approval to buy-back on-market up to 10 per cent of its shares. Although the current share price is at a discount to published net asset value, we would expect only to use the buy-back power very selectively given the scale of our development programme and the long-term time horizon required to bring major shopping centre projects to fruition. During the third quarter, Liberty International bought 700,000 shares at an average price of 1017 pence per share.

Transactions during the quarter ended 30 September 2007

- Acquisition of a 50 per cent interest in EC&O Venues (Earls Court and Olympia Group)
  Capital & Counties acquired a 50 per cent interest in EC&O for a sum that valued the assets at approximately £375 million. The consideration for the 50 per cent interest was £54 million taking into account all assets, debt and other liabilities of the business. The group owns and manages the Earls Court and Olympia Exhibition Centres in West London and the Brewery, Chiswell Street, London EC2, with the aim of establishing the venues as landmark leisure destinations, centred around the core businesses of exhibitions, conferences and special events whilst exploring opportunities to intensify use. The interest in EC&O has been accounted for as a subsidiary with the results, assets and liabilities fully consolidated in the quarterly results.

File No. 82-34722

Development Programme

Details of the principal development projects underway or with planning permission are set out in the table below:

Development	Status	Cost to complete as at 30 September 2007
Eldon Square, Newcastle (60% interest)		£65m
Phase one - restaurants and 22,000 sq. ft. retail.	Completed in October 2006.	
Phase two - bus station and 48,000 sq. ft. retail.	Bus station completed February 2007. Retail on site; expected opening Spring 2008.	
Phase three - 410,000 sq. ft. retail extension including 175,000 sq. ft. Debenhams department store.	On site July 2007. Expected opening Spring 2010.	
St David's, Cardiff		£175m
967,500 sq. ft. extension. Joint venture with Land Securities Group PLC.	On site. Expected opening autumn 2009.	
Westgate Centre, Oxford		£155m
750,000 sq. ft. refurbishment and extension. Joint venture with LaSalle Investment Management.	Detailed planning permission granted March 2007. CPO inquiry in December 2007. Expected start on site 2008. Expected opening 2011.	
Other developments – CSC		£70m
Other developments – Capital and Counties		£50m
Total developments underway or with planning consent		£515m

File No. 82-34722

UNDERLYING PROFIT STATEMENT (unaudited)

	Quarter Ended 30 September 2007 £m	Quarter Ended 30 June 2007 £m	Quarter ended 31 March 2007 £m	Nine months Ended 30 September 2007 £m	Nine months Ended 30 September 2006 £m
UK shopping centres	65.1	64.1	71.8	201.0	197.3
Other commercial properties	22.2	18.2	19.5	59.9	49.1
Net rental income	87.3	82.3	91.3	260.9	246.4
Other income/(expense)	0.2	(0.1)	0.4	0.5	2.1
	87.5	82.2	91.7	261.4	248.5
Administration expenses	(12.4)	(9.6)	(7.4)	(29.4)	(22.7)
Operating profit (underlying)*	75.1	72.6	84.3	232.0	225.8
Interest payable	(49.5)	(43.2)	(49.7)	(142.4)	(138.1)
Interest receivable	1.3	2.1	1.3	4.7	3.2
Net finance costs (underlying)*	(48.2)	(41.1)	(48.4)	(137.7)	(134.9)
Profit before tax (underlying)*	26.9	31.5	35.9	94.3	90.9
Minority interests	1.9	–	–	1.9	–
Profit before tax (underlying)* attributable to equity shareholders	28.8	31.5	35.9	96.2	90.9
Tax on profit (underlying)	(0.5)	0.6	(0.5)	(0.4)	(9.7)
Minority interests' share of tax	0.2	–	–	0.2	–
Profit for the period (underlying)* attributable to equity shareholders	28.5	32.1	35.4	96.0	81.2
Adjusted earnings per share (note 8)	7.9p	9.0p	9.8p	26.7p	24.3p

* before property trading, valuation and exceptional items

UNAUDITED FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENT (unaudited)

	Notes	Nine months ended 30 September 2007 £m	Year ended 31 December 2006 £m
Net rental income		260.9	340.6
Other income		1.2	34.8
Gain on revaluation and sale of investment and development properties	2	191.7	586.5
		453.8	961.9
Administration expenses		(29.4)	(34.2)
Operating profit		424.4	927.7
Interest payable	3	(142.4)	(190.0)
Interest receivable		4.7	3.9
Exceptional finance costs		(1.9)	(2.0)
Change in fair value of derivative financial instruments		154.1	163.5
Net finance costs		14.5	(24.6)
Profit before tax		438.9	903.1
Tax		(37.9)	661.0
Minority interests		5.7	–
Profit for the period attributable to equity shareholders		406.7	1,564.1
Adjusted earnings per share		26.7p	33.9p

File No. 82-34722

CONSOLIDATED BALANCE SHEET (unaudited)

	Notes	As at 30 September 2007 £m	As at 31 December 2006 £m
Non-current assets			
Goodwill		5.7	–
Investment and development property	4	8,535.1	8,187.1
Plant and equipment		2.5	0.9
Investments		34.9	–
Trade and other receivables	6	134.1	81.4
		8,712.3	8,269.4
Current assets			
Trading properties	5	45.8	45.2
Trade and other receivables	6	208.0	113.8
Cash and cash equivalents		150.7	321.8
		404.5	480.8
Total assets		9,116.8	8,750.2
Current liabilities			
Trade and other payables		(263.6)	(319.5)
Tax liabilities		(3.1)	(2.1)
Borrowings, including finance leases	7	(133.6)	(43.5)
Derivative financial instruments		(3.8)	(4.6)
		(404.1)	(369.7)
Non-current liabilities			
Borrowings, including finance leases	7	(3,406.7)	(3,341.3)
Derivative financial instruments		(21.1)	(128.9)
Deferred tax provision		(83.1)	(40.8)
Other provisions		(0.7)	(4.9)
Other payables		(134.1)	(132.2)
		(3,645.7)	(3,648.1)
Total liabilities		(4,049.8)	(4,017.8)
Net assets		5,067.0	4,732.4
Net assets attributable to minority interests		(48.7)	–
Net assets attributable to equity shareholders		5,018.3	4,732.4
Equity			
Called up share capital and reserves	9	5,018.3	4,732.4
Diluted, adjusted net assets per share	8	1369p	1327p
Basic net assets per share	8	1388p	1308p

File No. 82-34722

NOTES

1 Basis of preparation
The Quarterly Report is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The auditor's opinion on the statutory accounts for the year ended 2006, which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS"), IFRIC Interpretations and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS, was unqualified and did not contain a statement made under s237(2) or s237(3) of the Companies Act 1985.

The financial information has been prepared using the accounting policies set out on pages 42 and 43 of the Group's Annual report for 2006.

2 Gain on revaluation and sale of investment and development properties

	Nine months ended 30 September 2007 £m	Year ended 31 December 2006 £m
Gain on revaluation of investment and development properties	132.4	558.5
Gain on sale of investment properties	59.3	28.0
Gain on revaluation and sale of investment and development properties	191.7	586.5

3 Interest payable

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Gross interest payable – recurring	152.0	144.5	198.6
Interest capitalised on developments	(9.6)	(6.4)	(8.6)
Interest payable	142.4	138.1	190.0

4 Investment and development property

	UK shopping centres £m	Other commercial properties £m	Total £m
At 31 December 2006	6,542.8	1,644.3	8,187.1
Additions	149.1	770.9	920.0
Disposals	(419.1)	(277.6)	(696.7)
Foreign exchange fluctuations	–	(7.7)	(7.7)
Surplus on valuation	95.5	36.9	132.4
At 30 September 2007	6,368.3	2,166.8	8,535.1

The group's interests in investment and development properties were valued as at 31 December 2006 and 30 September 2007 by independent external valuers in accordance with the Appraisal and Valuation Manual of RICS on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

	As at 30 September 2007 £m	As at 31 December 2006 £m
Balance sheet carrying value of investment and development properties	8,535.1	8,187.1
Adjustment in respect of head leases and incentives	25.3	18.9
Market Value of investment and development properties	8,560.4	8,206.0

NOTES (Continued)

5 Trading properties

The estimated replacement cost of trading properties based on market value amounted to £45.6 million (31 December 2006 – £49.9 million).

6 Trade and other receivables

	As at 30 September 2007 £m	As at 31 December 2006 £m
Amounts falling due within one year:		
Rents receivable	62.9	26.1
Derivative financial instruments	17.1	7.0
Other receivables	75.5	42.3
Prepayments and accrued income	52.5	38.4
	208.0	113.8
Amounts falling due after more than one year:		
Derivative financial instruments	64.9	14.0
Other receivables	13.6	12.2
Prepayments and accrued income	55.6	55.2
	134.1	81.4

7 Borrowings, including finance leases

	As at 30 September 2007 £m	As at 31 December 2006 £m
Amounts falling due within one year	133.6	43.5
Amounts falling due after more than one year	3,406.7	3,341.3
Total borrowings, including finance leases	3,540.3	3,384.8
Cash and cash equivalents	(150.7)	(321.8)
Net borrowings	3,389.6	3,063.0

See below for details of interest rate hedging arrangements

Fair value of financial instruments

	As at 30 September 2007		As at 31 December 2006	
	Balance sheet value £m	Fair value £m	Balance Sheet Value £m	Fair value £m
Debentures and other fixed rate loans				
Sterling				
C&C 5.562% debenture 2027	226.0	326.5	225.8	348.8
CSC 6.875% unsecured bonds 2013	26.6	26.1	26.5	25.4
CSC 5.75% unsecured bonds 2009	31.3	31.5	41.3	42.0
US dollars				
Fixed rate loans	154.2	152.1	164.0	169.1
	438.1	536.2	457.6	585.3
Floating rate and other loans	2,991.0	2,991.0	2,818.5	2,818.5
	3,429.1	3,527.2	3,276.1	3,403.8
Convertible bonds – fixed rate	111.2	159.7	108.7	195.4
Total borrowings	3,540.3	3,686.9	3,384.8	3,599.2

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 18p per share (31 December 2006 – 24p).

All other financial assets and liabilities included in the balance sheet are stated at fair values.

NOTES (Continued)

Derivative financial instruments

	As at 30 September 2007 £m	As at 31 December 2006 £m
Non current assets (note 6)	**64.9**	14.0
Current assets (note 6)	**17.1**	7.0
Current liabilities	**(3.8)**	(4.6)
Non-current liabilities	**(21.1)**	(128.9)
	57.1	(112.5)

Interest rate swaps

	Notional principal		Average contracted rate	
	30 September 2007 £m	31 December 2006 £m	30 September 2007 %	31 December 2006 %
Effective after:				
1 year	**2,935**	3,055	**5.26**	5.31
5 years	**2,893**	3,153	**5.11**	5.16
10 years	**2,425**	2,075	**4.69**	4.75
15 years	**2,100**	1,750	**4.58**	4.63
20 years	**2,100**	1,750	**4.58**	4.63
25 years	**1,700**	1,275	**4.42**	4.43

NOTES (Continued)

8 Per share details

(a) Earnings per share

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Underlying earnings	96.0	81.2	114.9
Property trading profits	0.7	0.8	(0.3)
Earnings used for calculation of adjusted earnings per share	96.7	82.0	114.6

	Nine months ended 30 September 2007 Number millions	Nine months ended 30 September 2006 Number millions	Year ended 31 December 2006 Number millions
Weighted average shares in issue	362.6	337.8	340.0
Weighted averages shares held by ESOP	(0.9)	(1.5)	(1.5)
Weighted average shares used for calculation of adjusted earnings per share	361.7	336.3	338.5

(b) Net assets per share

	As at 30 September 2007 £m	As at 31 December 2006 £m
Basic net asset value	5,018.3	4,732.4
Fair value of derivative financial instruments (net of tax)	(57.1)	80.4
Deferred tax on revaluation surpluses	33.1	32.1
Deferred tax on capital allowances	46.8	31.8
Unrecognised surplus on trading properties (net of tax)	–	4.7
Minority interest in the above adjustments	(6.7)	–
	5,034.4	4,881.4
Effect of dilution:		
On conversion of bonds	111.2	108.7
On exercise of options	10.8	12.3
Diluted, adjusted net asset value	5,156.4	5,002.4

	As at 30 September 2007 Number millions	As at 31 December 2006 Number millions
Shares in issue, excluding those held by ESOP trust and treated as cancelled	361.5	361.7
Effect of dilution:		
On conversion of bonds	13.9	13.9
On exercise of options	1.1	1.5
Diluted shares in issue	376.5	377.1

(c) Convertible debt

3.95 per cent convertible bonds due 2010

At 30 September 2007 and 31 December 2006 3.95 per cent convertible bonds with a nominal value of £111.3 million were in issue. The holders of the 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at 800p per ordinary share. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008.

File No. 82-34722

9 Summary of changes in equity

	Nine months ended 30 September 2007 £m	Year ended 31 December 2006 £m
Opening equity shareholders' funds	4,732.4	2,933.1
Issue of shares	3.7	342.4
Cancellation of shares	(7.8)	(1.0)
	4,728.3	3,274.5
Underlying profit for the period	96.0	114.9
Trading, valuation and exceptional items and related tax	310.7	1,449.2
Profit for the period	406.7	1,564.1
Actuarial gains on defined benefit pension schemes	–	0.7
Surplus on fixed asset investments	4.4	–
Tax on items taken directly to equity	–	(4.9)
Net exchange translation differences and other movements	1.0	(4.6)
Total recognised income and expense for the period	412.1	1,555.3
	5,140.4	4,829.8
Dividends paid	(122.1)	(97.4)
Closing equity shareholders' funds	5,018.3	4,732.4

END